Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility

The Company was notified on 3 March 2008 that, on 3 March 2008, Ken Hanna acquired 24 ordinary shares in the capital of the Company at a price of £5.63 per share through participation in the Company’s all-employee share incentive plan.

Following this acquisition, Ken Hanna now has an interest in 623,689 shares (which includes two restricted share awards). He also has a conditional interest in a further 711,928 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 3 March 2008 that, on 3 March 2008, Steve Driver acquired 24 ordinary shares in the capital of the Company at a price of £5.63 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 3 March 2008 that, on 3 March 2008, Chris Van Steenbergen acquired 24 ordinary shares in the capital of the Company at a price of £5.63 per share through participation in the Company’s all-employee share incentive plan.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:

J M Mills

Director of Group Secretariat

Tel: 020 7830 5176

3 March 2008